Exhibit (a)(1)(G)

IMPORTANT NOTICE TO PARTICIPANTS IN THE
ARCH CHEMICALS, INC. CONTRIBUTING EMPLOYEE OWNERSHIP PLAN

Date: July 15, 2011

Dear CEOP Participant:

The Tender Offer

As you may know, LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), announced on July 15, 2011, an offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company” or “Arch”), at a purchase price of $47.20 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase, dated July 15, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the enclosed related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Also enclosed is Arch’s Solicitation/Recommendation Statement on Schedule 14D-9, which sets forth, among other things, the recommendation by Arch’s board of directors that the shareholders of the Company accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent shareholder approval is required under applicable law, approve the Merger Agreement.

The Offer is being made to acquire all of the outstanding Shares pursuant to an Agreement and Plan of Merger dated as of July 10, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”) among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent. At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer (other than Shares that are owned by the Company’s subsidiaries and any Shares owned by Parent, Purchaser or any of their respective subsidiaries, which shall be cancelled) will be converted into the right to receive the Offer Price without interest thereon and less any applicable withholding taxes. After the Merger, the Company will become an indirect wholly owned subsidiary of Parent and the Shares will be delisted from the New York Stock Exchange. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

Your Prompt Response is Requested

The Offer is being made for all outstanding Shares, including those Shares credited to your account under the Arch Chemicals, Inc. Contributing Employee Ownership Plan (the “Plan”). As a participant in the Plan, if a portion of your account is invested in the Arch Common Stock Fund (the “Arch Stock Fund”), whether or not freely transferable under the terms of the Plan, you are encouraged to promptly provide directions to BNY Mellon Shareowner Services acting as the tabulation agent (the “Tabulation Agent”), to tender all, some or none of the Shares allocated to your separate account under the Plan (“Plan Account”). The Tabulation Agent will remit any tender instructions to JPMorganChase Bank, N.A., the trustee of the Plan (the “Trustee”). By timely and properly instructing the Tabulation Agent to cause the Trustee to “tender” the Shares allocated to your Plan Account, you are instructing the Trustee to surrender those Shares for the Offer Price in connection with the Offer.

If you would like to tender Shares allocated to your Plan Account in the Offer, you must provide your directions to the Tabulation Agent by promptly completing and returning the enclosed Arch Chemicals, Inc. Contributing Employee Ownership Plan Instruction Form (the “Instruction Form”) to the Tabulation Agent. If you do not send timely instructions to the Tabulation Agent, the Trustee will treat this as an instruction NOT to tender.

In order to direct the Trustee, your direction, however submitted, must be received by the Tabulation Agent, no later than 11:59 P.M., New York City time, on Tuesday, August 9, 2011 (the “Plan Deadline”). You may submit your written instructions by returning your completed, signed and dated Instruction Form in the enclosed envelope or by mailing it to BNY Mellon Shareowner Services Attn: Corporate Actions Dept., P.O.

Box 3301, South Hackensack New Jersey 07606. In the event that the Purchaser extends any expiration date for the Offer (currently 12 midnight, New York City time, on Thursday, August 11, 2011), the Plan Deadline will automatically be extended to 11:59 P.M., New York City time, on the date that is two business days prior to the new expiration date. Subsequently, any extensions of the expiration date for the Offer will be publicly announced.

Important Note About the Arch Stock Fund

Please note, in order for the Trustee to have sufficient time to prepare administratively to respond to the Offer, you will temporarily be unable to make contributions to or transfers in or out of the Arch Stock Fund during a period of time referred to in this notice as a “blackout period”. During the blackout period, you may not purchase, sell or otherwise acquire any Shares under the Plan as transactions with respect to the Arch Stock Fund will be suspended for all participants in the Plan with Shares allocated to their accounts. These restrictions will apply whether or not you elect to tender your Shares. Moreover, you should be aware that, if you choose to tender some or all of your Shares under the Plan, those Shares will be converted to cash once the tender is accepted and you will no longer own those tendered Shares. The blackout period is expected to start on the Plan Deadline. The blackout period could end as soon as the Trustee receives proceeds from the tender of Shares (which is expected to occur promptly following the expiration date of the Offer). However, it may be necessary to extend the blackout period until completion of the Merger. The blackout period may be terminated or delayed in the event of an extension of the Offer. In the event of an extension of the Offer, the blackout period will start on the date that is the extended Plan Deadline and possibly continue until completion of the Merger.

Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

During the blackout period, you will be unable to make contributions to or transfers in or out of, or request distributions from, the Arch Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds.

During the periods described above, you can determine whether the blackout period has started or ended by contacting the Plan participant services line at 1-800-345-2345 Monday through Friday from 8 a.m. to 8 p.m., New York City time. The TDD number for those with a hearing impairment is 1- 800-345-1833

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. Given the timing of the Offer, however, this notice could not be provided 30 days in advance.

Enclosed For Your Review

Enclosed for your review are the following materials about the Offer:

1.	the Offer to Purchase, dated July 15, 2011, which contains important details about the Offer;

2.	Arch’s Solicitation/Recommendation Statement on Schedule 14D-9;

3.	a Letter of Transmittal (for informational purposes only);

4.	the Arch Chemicals, Inc. Contributing Employee Ownership Plan Instruction Form; and

5.	a reply envelope.

The enclosed information and the Arch Chemicals, Inc. Contributing Employee Ownership Plan Instruction Form relate only to Shares allocated to your Plan account. If you own other Shares outside of the Plan, you should receive separate mailings relating to those Shares and will have to return additional forms to tender those Shares.

Please Provide Your Instructions to the Tabulation Agent.

Submit your written instructions by promptly completing, signing and dating the enclosed Instruction Form and mailing it to the Tabulation Agent in the enclosed postage paid reply envelope. If you have instructed the Trustee to tender some or all of the Shares credited to your account under the Plan, you may withdraw this instruction by submitting a new direction, which will have the effect of revoking your prior instruction. No matter how many instructions you submit, only your last instruction received by the Tabulation Agent prior to the Plan Deadline will count for tabulation purposes. All new instructions must be received by the Tabulation Agent on or before the Plan Deadline, which is currently 11:59 P.M., New York City time, on Tuesday, August 9, 2011 unless extended.

Please note, if your Instruction Form is not received on or before the Plan Deadline, the Trustee will NOT tender your Shares, unless required by law to do otherwise. If the Offer and the Merger are successfully completed, any Shares allocated to your Plan account that are not tendered in the Offer will be converted at the effective time of the Merger into the right to receive the Offer Price in cash, without interest. Therefore, if the Merger takes place, the only difference between instructing the Trustee to tender or not tender your Shares is that those instructing the Trustee to tender will be paid earlier.

Proceeds from Tender

Once the tender is accepted, the Shares you tender will be converted to cash. The Trustee will invest the cash proceeds from the tender of the Shares credited to your account under the Plan in the JPMorgan Stable Asset Income Fund or similar fund. Once the blackout period has ended, you may redirect investment of the proceeds into other investment funds available under the Plan in accordance the terms of the Plan.

Your Decision is Confidential

All instructions received by the Tabulation Agent from individual participants will be held in confidence and will not be divulged to any person, including Arch, Parent, the Purchaser or any of their respective directors, officers, employees or affiliates, except the Tabulation Agent will instruct the Trustee regarding the instructions received from individual participants.

For Additional Information

If you have any questions about the Offer, please contact MacKenzie Partners, Inc., the information agent for the offer, available at (800) 322-2885. Additionally, all tender offer materials that have been filed with the U.S. Securities and Exchange Commission are available online at www.sec.gov. You may also call the above number to request a new Instruction Form or for assistance in filling out the form.

Sincerely,

Arch Chemicals, Inc.